

April 25, 2013

Via Email
Mark Smith
Chief Financial Officer
Gevo, Inc.
345 Inverness Drive South, Building C, Suite 310
Englewood, CO 80112

> **Re: Gevo, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2013**
> **File No. 333-187893**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure in the fee table that suggests you are relying upon the replacement shelf registration statement provisions contained in Rule 415(a)(5) and (a)(6) to carry over $43,125,00 of unsold securities from your outstanding and effective Form S-3 with Commission File No. 333-180097. Please explain why you believe you are eligible to rely upon Rule 415(a)(5) and (a)(6) since it appears that at the time you sought to update File No. 333-180097 under Securities Act Section 10(a)(3) via the filing of your Form 10-K for the December 31, 2012 fiscal year, you were no longer eligible to conduct offerings pursuant to General Instruction I.B.1 of Form S-3 because your public float dropped beneath $75 million. Please provide specific support for concluding that the replacement shelf registration statement provisions contained in Rule 415 are available to companies that lose their eligibility to conduct transactions pursuant to General Instruction I.B.1 prior to the expiration of the three-year period specified in Rule 415(a)(5).

2. As indicated in the immediately preceding comment, it appears that at the time you sought to update File No. 333-180097 under Section 10(a)(3), you were no longer eligible to rely on General Instruction I.B.1 of Form S-3. Please tell us why you have not amended that registration statement via post-effective amendment onto the form you were then eligible to use to offer and sell the securities. Please see Securities Act Forms Compliance and Disclosure Interpretations 114.02 and 114.04.

3. Please tell us how you meet the eligibility requirements to register your offering on Form S-3. If you are relying upon General Instruction I.B.6. of Form S-3, please also revise the outside front cover of the prospectus to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior twelve calendar month period that ends on, and includes, the date of the prospectus.

Exhibit 5.1 Opinion of Paul Hastings LLP

4. We note the limitations of counsel's opinion as expressed in the third, fourth and fifth paragraphs of section five on pages five and six. It is not clear why these limitations would not already be covered by the qualification in the second paragraph of section five, section (ii) on page five regarding general principles of equity and the availability of equitable remedies. Please remove these limitations or tell us supplementally why you believe they are necessary in view of this qualification. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Teri O'Brien, Paul Hastings LLP, Via Email